

May 11, 2009

Kurtis Hooley
Senior Vice President and Chief Financial Officer
Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, CO 80202

>   **Re: Double Eagle Petroleum Co.**
>   **Registration Statement on Form S-4**
>   **Filed April 20, 2009**
>   **File No. 333-158659**

Dear Mr. Hooley:

　　　We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.　　Where comments on one section apply to related disclosure that appears elsewhere in the document, make corresponding changes at each appropriate place. This will eliminate the need for us to issue repetitive comments.

Federal Income Tax Consequences of the Merger, page 5

2.   Stockholders cannot make an informed investment decision based on disclosure that the "structure is not definitive." Because the federal income tax consequences would be material to Petrosearch stockholders, prior to putting the merger to a vote, you will need to obtain, file, and summarize an opinion of counsel that discusses those consequences – once the structure is definitive.

3.   In the alternative, you may obtain and file a short form opinion regarding the federal income tax consequences which confirms that the opinion that appears in the text of the registration statement constitutes the opinion of counsel, which you must name in the text. We may have additional comments once you comply.

4.   It is inappropriate to "assume" that the merger "can" be treated as a tax-free reorganization. Instead, you must obtain an opinion on whether it will be treated as a tax-free reorganization and what consequences to Petrosearch stockholders result from that treatment.

5.   If counsel is unable to render a definitive opinion regarding a particular material tax consequence, it must explain the reasons for any uncertainty. In that case, you must present with appropriate emphasis the effect of a negative determination regarding the taxable status of the merger. The registration statement in that case would need to emphasize that stockholders should cast their vote assuming that they would incur the adverse tax consequences, which must be described in necessary detail. Counsel would need to explain the various possible outcomes and risks to stockholders.

Federal Income Tax Consequences, page 56

6.   Because you will obtain and include the opinion of counsel regarding the material federal income tax consequences, the following statements require revision:

   •   That the disclosure relates to only "certain" rather than "all" material federal income tax consequences of the merger;

   •   That the disclosure is merely a "description … based upon the review of [named counsel]";

   •   That it is "not a complete description";

   •   That each taxpayer "should seek" advise based on its particular circumstances; and

- That stockholders "should consult" regarding the allocation of cash and stock and the federal income tax consequences of the allocation. Instead, make clear what the consequences will be in the typical case.

7. Similarly, the entire paragraph on page 58 that begins "The foregoing tax consequences to the holders of Petrosearch common stock and to Petrosearch could be different if" is inappropriate. If you propose a different transaction, you will need to file a registration statement that accurately describes it in necessary detail.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Alan Talesnick
        (303) 894-9239

        Robert Axelrod
        (713) 861-2622